J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, New York 10010

Itau BBA USA Securities, Inc.

767 5th Avenue

New York, New York 10153

July 19, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             IRSA Propiedades Comerciales S.A.

Registration Statement on Form F-1

Registration File No. 333-218307

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of IRSA Propiedades Comerciales S.A., (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Daylight Time, on July 20, 2017 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Simpson Thacher & Bartlett LLP, may orally request by telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 7, 2017:

(i)                                     Dates of distribution: July 7, 2017 through the date hereof

(ii)                                  Number of prospective underwriters to which the preliminary prospectus was furnished: 5

(iii)                               Number of prospectuses furnished to investors and distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 877

We, the undersigned, as representative of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC CITIGROUP GLOBAL MARKETS INC. CREDIT SUISSE SECURITIES (USA) LLC ITAU BBA USA SECURITIES, INC.

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Alejandra Fernandez
	Name:	Alejandra Fernandez
	Title:	Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Laurent Massart
	Name:	Laurent Massart
	Title:	Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Maria Rengifo
	Name:	Maria Rengifo
	Title:	Director

By:	ITAU BBA USA SECURITIES, INC.

By:	/s/ Cristiano Guimarães
	Name:	Cristiano Guimarães
	Title:	Managing Director

By:	/s/ Pedro Garcia de Souza
	Name:	Pedro Garcia de Souza
	Title:	Senior Vice President